July 11, 2018

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH
THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.
OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER
IDENTIFIED BY THE MARK “[**].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF
IDENTIFICATION

Re:          Aquestive Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-225924)

James Giugliano
Joel Parker
Senior Assistant Chief Accountant
 Division of Corporation Finance
Beverages, Apparel and Mining
U.S. Securities & Exchange Commission
100 F Street, NE
 Washington, D.C. 20549

Dear Messrs. Parker and Giugliano:

As a follow up to our prior correspondence and our discussion with you on July 10, 2018, we are providing additional analysis to address your questions related to why and how the “waterfall” of Aquestive Partners, LLC (“APL”) is relevant to the valuation of the shares of non-voting common stock (the “Non-Voting Shares”) of Aquestive Therapeutics, Inc., the registrant and a subsidiary of APL (“AQST,” and collectively with APL, “Aquestive,” “we” or “us”), issued in respect of the termination of the PUP Plans, as noted below.  With respect to the waterfall, in brief, the APL Limited Liability Company Agreement (the “APL LLC Agreement”) provides that in connection with a liquidation event (sale of APL, liquidation, etc.), holders of preferred interests are entitled to proceeds based on preference amounts, such that if the consideration were not of a sufficient amount, preferred interests lower in the waterfall, and certainly, common interests, such as the interests that became Non-Voting Shares in AQST, could receive no consideration in a liquidation transaction.

In AQST’s Registration Statement on Form S-1 confidentially submitted to the Securities and Exchange Commission (“SEC”) on April 2, 2018, we discussed our plan to terminate the performance unit plans (“PUP Plans”) pursuant to which we historically awarded equity-based compensation, noting that such termination still required certain approvals to effect the actual plan termination.  On April 16, 2018, the approvals were obtained and the PUP Plans were terminated and, in connection with such termination, we issued the Non-Voting Shares to certain participants in the PUP Plans.

In April, 2018, Aquestive obtained an independent valuation as of March 31, 2018 of the Non-Voting Shares (the “Valuation”) from a third-party valuation expert which was developed in accordance with the AICPA’s practice aid for the valuation of privately-held company equity securities issued as compensation (the “Practice Aide”).  Since the grant date of the Non-Voting Shares was April 16, 2018, the independent valuation firm utilized financial information available as of March 31, 2018 (the latest period for which financial information was available) for purposes of such valuation.  We also evaluated whether there was a need to update any such information based on events occurring after March 31, 2018 through the date of grant that would require adjustment to such financial information, and determined that no such adjustments were warranted.

At the time of the Valuation and the issuance of the Non-Voting Shares, we were exploring, in addition to a potential initial public offering of shares of AQST (an “IPO”), a variety of other possible financing-related transactions which could have been executed, in terms of the Aquestive constituent party in such transaction, at the APL level or the AQST level.  For example, we were actively exploring mergers into Special Purpose Acquisition Companies (“SPAC”), reverse mergers into public shell entities, and strategic mergers with other operating companies.   In addition, there was significant uncertainty surrounding our ability to complete an IPO transaction as of March 31, 2018, due to, among other things, the volatility of the equity capital markets at that time and the need to get through key gating business events (e.g., interim data and FDA meetings on our lead R&D pipeline assets).  In performing the Valuation, we used the best information available to us at the time of the Valuation and, accordingly, considered the appropriate weighting of these possible outcomes in evaluating the fair value of the Non-Voting Shares for purposes of disclosure as a subsequent event in our March 31, 2018 financial statements and related pro forma financial information.  In particular, in accordance with the Practice Aide, due to the variety of funding transactions being considered at that time, we believed there was an equal likelihood of AQST or APL being the constituent party to the funding transaction, and as a result considered both such outcomes in the Valuation based on the rights of the holders of the PUP interests (which became Non-Voting Shares) under the APL LLC Agreement, in the event a transaction was consummated at the APL level.

According to the Valuation, the Non-Voting Shares would have the following values in the various types of transactions---Stay Private, Merger Scenarios and IPO Scenarios-- used in the Valuation, which transactions were assigned the probabilities indicated therein:

	APL Transaction (50% Likelihood to Occur)	AQST Transaction (50% Likelihood to Occur)	Weighted Average
Stay Private Scenarios (15% weighting)	$[**]	$[**]	$[**]
Merger Scenarios (10% weighting)	$[**]	$[**]	$[**]
IPO Scenarios (75% weighting), including SPACs and Reverse Mergers into Public Shells	$[**]	$[**]	$[**]
Weighted Average	$[**]	$[**]	$2.34

The values in the table above for non-voting common stock consider not only the type of transaction and where in the structure such transaction could be effected, but are also discounted for the lack of marketability and various restrictive provisions of these non-voting shares.

The difference in value between the $2.34 and $6.51 per share estimates is illustrated as follows:

Factors to Bridge Non-voting common share value to IPO value	Per Share Estimates
Value of private company non-voting common stock at issue date (April 2018)	$2.34
Plus: Impact of Discount for Class of Security (dividend limitations, non-voting, lack of transferability, etc.)	$[**]
Plus: Impact of Possible APL-level IPO, merger or other transaction	$[**]
Value of Voting and Non-Voting Common Stock of AQST (private company, without considering possible APL transactions)	$6.51

We believe that we have appropriately considered all factors related to the valuation of the Non-Voting Shares as of their issuance in April 2018, and that our disclosures in the S-1 reflect this view.

The company respectfully requests the Staff’s assistance in completing its review of the information contained herein as soon as possible.  We welcome a follow up conversation this afternoon or tomorrow morning, assuming you are available, and we offer to provide any additional information as necessary for your review.

If you have any questions or desire any further information in connection with this matter, please do not hesitate to call John T. Maxwell at (908) 941-1689 (office) or (201) 280-7683 (mobile).